UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):
May 3, 2016

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Arizona	27-1288581
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, no par value

Item 4.	Changes in Issuer’s Certifying Accountant

On May 3, 2016, Elio Motors, Inc. (the “Company”) engaged Eide Bailly LLP to audit the Company’s balance sheets as of December 31, 2015, 2014 and 2013, and the related statements of operations, changes in stockholders’ deficit, cash flows, and schedules supporting those financial statements for the years then ended, in accordance with the standards established by the Public Company Accounting Oversight Board.

During the Company's two most recent fiscal years and the subsequent interim period preceding Eide Bailly’s engagement, neither the Company nor anyone on its behalf consulted Eide Bailly regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and no written report or oral advice was provided to the Company that Eide Bailly concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” or “reportable event” (within the meaning of Item 304(a) of Regulation S-K and Item 304(a)(1)(v) of Regulation S-K, respectively).

In approving the selection of Eide Bailly as the Company's independent registered public accounting firm, the Company’s board of directors considered all relevant factors, including that no services were previously provided by Eide Bailly to the Company.

Item 9.	Other Events

Following the signature page are the Notice of Annual Meeting of Shareholders, Proxy Statement and form of Proxy, access to which was provided to shareholders as of the May 2, 2016 record date, on or around May 5, 2016.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

By:	/s/ Connie Grennan
Connie Grennan
Chief Financial Officer

Date:	May 5, 2016

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ELIO MOTORS, INC.
2942 North 24th Street, Suite 114-700
Phoenix, Arizona 85016

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the holders of Common Stock of Elio Motors, Inc.:

The annual meeting (the “Annual Meeting”) of shareholders of Elio Motors, Inc. (the “Company”) will be held at Embassy Suites, located at 2630 East Camelback Road, Phoenix, Arizona 85016, on May 23, 2016, at 11AM Arizona Time.  The meeting will be convened for the following purposes:

(1)	To elect six (6) directors to the Company’s Board of Directors;
(2)	To adopt our 2016 Incentive and Nonstatutory Stock Option Plan (the “2016 Stock Option Plan”); and
(3)	To transact such other business as may properly come before the Annual Meeting and at any adjournments thereof.

Only holders of record of the Company’s common stock at the close of business on May 2, 2016 are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

Even if you now expect to attend the Annual Meeting, you are requested to mark, sign, date, and return the accompanying proxy by fax, email or by mail.  If you attend the Annual Meeting, you may vote in person, whether or not you have sent in your proxy.  A proxy may be revoked at any time prior to the voting thereof.

By Order of the Board of Directors

/s/ Connie Grennan
Connie Grennan, Corporate Secretary

Phoenix, Arizona
May 5, 2016

This Notice of 2016 Annual Meeting and the attached Proxy Statement dated May 5, 2016 should be read in combination with the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2015.  Collectively, these documents contain all of the information and disclosures required in connection with the 2016 Annual Meeting of Shareholders.  Copies of all these materials can be found in http://ir.eliomotors.com/proxymaterials.

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ELIO MOTORS, INC.
2942 North 24th Street, Suite 114-700
Phoenix, Arizona 85016

PROXY STATEMENT
May 5, 2016

This Proxy Statement is furnished to the shareholders of Elio Motors, Inc. (the “Company”) in connection with the solicitation on behalf of the Board of Directors (the “Board”) of proxies for use at the annual meeting of shareholders (the “Annual Meeting”) to be at Embassy Suites, located at 2630 East Camelback Road, Phoenix, Arizona 85016, on May 23, 2016, at 11AM Arizona Time, and at any adjournments thereof.

This Proxy Statement and the enclosed form of proxy are first being made available to shareholders on or about May 5, 2016, and the cost of soliciting proxies in the enclosed form will be borne by the Company.  Proxies may be solicited by personal interview, telephone, facsimile and electronic means.  Banks, brokerage houses and other nominees or fiduciaries have been requested to forward the soliciting material to their principals and to obtain authorization for the execution of proxies, and the Company will, upon request, reimburse them for their expenses in so acting.

Important Notice of Internet Availability of Proxy Statement and Related Materials

We are making this Proxy Statement and Annual Report on Form 1-K for the year ended December 31, 2015 available to our shareholders primarily via email and the Internet instead of mailing printed copies of these materials to each shareholder.  This Proxy Statement and Annual Report on Form 1-K for the year ended December 31, 2015 are also available for viewing on the Internet at:  http://ir.eliomotors.com/proxymaterials.

QUORUM AND VOTING REQUIREMENTS

Record Date

The record date for determining the shareholders entitled to vote at the Annual Meeting was the close of business on May 2, 2016 (the “Record Date”), at which time we had issued and outstanding 26,513,772 shares of common stock, no par value (the “Common Stock”).  The shares of Common Stock constitute the only outstanding voting securities of the Company entitled to be voted at the Annual Meeting.

Quorum Requirement

A majority of the votes entitled to be cast on the matter by a voting group that is present, in person or by proxy, regardless of whether the proxy has authority to vote on all matters, shall constitute a quorum at a meeting of shareholders.  With 26,513,772 shares outstanding as of the Record Date, 13,256,887 shares must be present in person or by proxy, to have a quorum represented at the Annual Meeting.  If less than a quorum is represented at a meeting, a majority of the shares so represented may adjourn the meeting without further notice for a period not to exceed 120 days at any one adjournment.  At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.  The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of shareholders so that less than a quorum remains.

Elio Motors, Inc. Proxy Statement - Page 1

Shares that are entitled to vote but that are not voted at the direction of the holder (called “abstentions”) and shares that are not voted by a broker or other record holder due to the absence of instructions from the beneficial owner (called “broker non-votes”) will be counted for the purpose of determining whether a quorum is present.

Vote Required

If a quorum is present, action by the shareholders on a matter other than the election of directors or approval of the amendment to our Articles of Incorporation is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action.  Each outstanding share of common stock is entitled to one vote.  Abstentions and broker non-votes will be disregarded in determining whether a matter has been approved.  In other words, abstentions and broker non-votes will be counted neither as vote for, nor as votes against, a matter.

Directors are elected by an affirmative vote of a plurality of the votes cast, which means that the director nominees receiving the highest number of votes for their election will be elected as directors.  Abstentions and broker non-votes are not counted as votes for the election of any director nominee and therefore will not affect the election of directors by a plurality vote.  Under Arizona corporate law, shareholders have     cumulative voting rights in electing directors of an Arizona corporation.  Cumulative voting means that each shareholder, when electing more than one director, has the right to cast as many votes in the aggregate as such shareholder has voting shares multiplied by the number of directors to be elected.  For example, this year, six directors will be elected.  If a shareholder has 100 shares of Common Stock, the shareholder is entitled to cast a total of 600 votes in the election of the directors.  The shareholder may either cast 600 votes for a single director nominee or distribute those votes among the six director nominees.  The shareholder may also decide not to vote cumulatively for the directors and instead vote his/her 100 shares for as many directors as are to be elected.

This proxy solicitation on behalf of the Board includes a solicitation for discretionary authority to cumulate votes.  Unless otherwise indicated or if no choice if indicated on a proxy, your shares may be voted cumulatively, and the number of votes represented by your shares may be cast equally for each of the six director nominees.  If you do not wish to cumulate your votes, your proxy may provide that your shares should not be cumulatively voted in the director election.  Please note that upon instructing that your shares be voted non-cumulatively, your voted shares could potentially be diluted in the director election if other shareholders choose to vote their shares cumulatively.

You may withhold authority to vote for any director nominee in the director election.  You may not cumulate your votes if they are cast “withheld.”

Security Ownership of Management and Certain Securityholders

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of May 2, 2016 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group.  We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.  Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Elio Motors, Inc. Proxy Statement - Page 2

Name and address of beneficial owner (1)	Amount of nature of beneficial ownership (2)		Amount and nature of beneficial ownership acquirable		Percent of class(3)
Paul Elio	17,995,000	(4)	-0-		67.9%
Elio Engineering, Inc.	12,750,000		-0-		48.1%
Stuart Lichter	5,000,000		2,322,583	(5)	25.4%
All directors and officers as a group (7 persons)	23,272,500	(4)	2,322,583	(5)	88.8%

(1)	The address of those listed is c/o Elio Motors, Inc., 2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016.

(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.

(3)
Based on 26,513,772 shares outstanding as of May 2, 2016.  Shares of common stock subject to options, warrants or other convertible securities currently exercisable or exercisable within 60 days of May 2, 2016 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(4)	Includes 12,750,000 shares owned of record by Elio Engineering, Inc. of which Mr. Elio is the President, a director and significant stockholder.

(5)
Mr. Lichter has purchased $1,955,000 of convertible subordinated notes payable, which are convertible into 326,923 shares of common stock.  If Mr. Lichter were to exercise the option held by him to acquire up to 7% of the Company as of May 2, 2016, exclusive of his then existing ownership, he would acquire an additional 1,995,660 shares.  See “Interest of Management and Others in Certain Transactions.”

How You Can Vote

You may vote your shares in person by attending the Annual Meeting or you may vote by completing, signing, dating and faxing, emailing or mailing the proxy form.  If you return your signed proxy card before the Annual Meeting, the named proxy will vote your shares as you direct.  If you send in your proxy card, but do not specify how you want to vote your shares, your shares will be voted

(i)	FOR the election of all nominees for director as described under “Election of Directors”;
(ii)	FOR adoption of the 2016 Stock Option Plan; and
(iii)	in the discretion of the persons named in the enclosed proxy, on any other matters that may properly come before the Annual Meeting.

You May Revoke or Change Your Vote

You may revoke the enclosed proxy at any time prior to its exercise by filing with the Secretary of the Company a written revocation or a duly executed proxy bearing a later date.  A shareholder who votes in person at the Annual Meeting in a manner inconsistent with a proxy previously filed on the shareholder’s behalf will be deemed to have revoked such proxy as it relates to the matter voted upon in person.  Attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy.

Interests of Directors and Officers in Matters to be Acted Upon

Other than the election of the nominated directors, no director or officer, or associate of any director or officer or any other person will receive extra or special benefit from the matters described herein which is not shared on a pro rata basis by all other holders of securities of the same class in accordance with their respective interests.  If approved by our shareholders, our officers and directors will be eligible to participate in our 2016 Stock Option Plan on the same terms and conditions as all of our eligible participants and will not receive any extra or special benefit by participating in such plan that is not shared by each plan participant.

Elio Motors, Inc. Proxy Statement - Page 3

PROPOSAL ONE
ELECTION OF DIRECTORS

The first item to be acted upon at the Annual Meeting is the election of six directors to our Board of Directors.  Each of the persons elected will serve a term of one year and until the election and qualification of his successor.  We are not aware of any material proceedings to which any of the nominee directors, or any associate of any such director, is a party adverse to us or has a material interest adverse to us or to any of our subsidiaries.  Each nominee has consented to being named as a nominee and to serve if elected.

Director candidates were nominated by the Board of Directors.  To date, it has not been necessary to engage a third party search firm to assist in identifying suitable candidates for directors.  The Board of Directors believes that our existing Board members and executive management have sufficient networks of business contacts to form a suitable candidate pool from which nominees may be identified in the future.

If any nominee should decline or be unable to serve for any reason, votes will instead be cast for a substitute nominee designated by the Board.  The Board has no reason to believe that any nominee will decline to be a candidate or, if elected, will be unable or unwilling to serve.  The Company’s directors are elected by a plurality vote.  Unless authority is withheld, the persons named in the enclosed proxy will vote the shares represented by the proxies received for the election of the six nominees named below.

Nominees for Director to be Elected

Name	Age	Current Position with Company
Paul Elio	52	Chairman of the Board, Chief Executive Officer, and Director
James Holden	64	Director
Hari Iyer	51	Chief Operating Officer and Director
Stuart Lichter	67	Director
David C. Schembri	62	Director
Kenneth L. Way	76	Director

Information About Directors

Paul Elio. Mr. Elio founded Elio Motors and has been its CEO and Chairman since the Company’s inception. He has over 18 years of experience in business management and engineering, most recently as founder and CEO, from 1998 to 2011, of Elio Engineering, dba ESG Engineering. ESG was a Tempe, Arizona company which designed, engineered and prototyped products using state-of-the-art design tools and techniques, evaluated them for engineering feasibility and designed them for high volume manufacturing and assembly. Mr. Elio held various positions at Johnson Controls from 1992 to 1997. He holds numerous patents related to various mechanisms. He graduated from the General Motors Institute of Engineering & Management (now Kettering University) with a Bachelor of Science in Mechanical Engineering in 1995.

Hari Iyer.  Mr. Iyer has been with Elio Motors since January 2014 and brings nearly 25 years of product development, business strategy and operations expertise in the automotive industry. From January 2011 to August 2013, Mr. Iyer was Executive Vice President at Envia Systems, a Silicon Valley battery manufacturer, where he led all aspects of business strategy and product commercialization. From October 2009 to November 2010 (and as a full-time consultant from ESG Engineering from October 2006 to September 2009), he served as Vice President of Engineering at Next Autoworks Company. At Next Autoworks, Mr. Iyer developed the original vehicle architecture, led the selection of vehicle technologies and suppliers and was responsible for all module engineering teams. From June 1999 to September 2009, Mr. Iyer was co-founder and Chief Operating Officer at ESG Engineering, a product development firm specializing in the automotive and cleantech space. Mr. Iyer held various positions at Johnson Controls, Automotive Systems Group from January 1989 to August 1997. He received his M.S. in Mechanical Engineering from Penn State and his M.B.A. from Stanford Graduate School of Business.

Elio Motors, Inc. Proxy Statement - Page 4

James Holden.  Mr. Holden is the former Chief Executive Officer of DaimlerChrysler, where he worked in various leadership positions for 19 years until November 2000. He has been a director of Sirius XM Radio, Inc. since August 2001, of Speedway Motorsports, Inc. since 2004, and of Snap-on, Inc. since 2009. Mr. Holden was a director of Motors Liquidation Company until its dissolution in December 2011. Mr. Holden earned a B.S. in political science from Western Michigan University and a MBA degree from Michigan State University.

Stuart Lichter. Mr. Lichter is President and Chairman of the Board for Industrial Realty Group, LLC (IRG), a privately-held real estate development and investment firm specializing in the acquisition, development and management of commercial and industrial real estate across the United States.  IRG’s core competency is retrofitting otherwise obsolete buildings, corporate campuses, former military bases and industrial complexes.  Mr. Lichter oversees all critical aspects of the business, including acquisitions, leasing, and property management at IRG, which he founded 40 years ago.

David C. Schembri.  Since August 2012, Mr. Schembri has been the CEO of the Active Aero Group, of Belleville, Michigan, a supply-chain solutions provider focused on transportation logistics for customers with sensitive or time-critical freight, principally in the United States and Mexico.  From February 2010 to August 2012, he was the CEO of Vehicle Production Group, a company based in Allen Park, Michigan, that made vans for the disabled.  From July 2006 to January 2010, Mr. Schembri was the President of Smart USA, a Penske Automotive Group company. He was responsible for the successful launch of Smart USA (a division of Mercedes-Benz), which included establishing and maintaining a sales and service retail network, customer relations, logistics, advertising, marketing, PR, government relations, and a parts distribution network.  Much of his career was spent in various executive positions at Mercedes-Benz (1994 to 2005) and Volkswagen (1979 to 1993). He attended the University of Detroit, where he earned both his Bachelor’s degree and his MBA.

Kenneth L. Way.  Mr. Way served as the Chief Executive Officer of Lear Corporation from 1988 to September 2000 and Chairman of the Board from 1988 to December 2002. Mr. Way served with Lear Corporation and its predecessor companies for 37 years in various engineering, manufacturing and general management capacities. During his career he has served as a director for several organizations.  At present, he is a director of CMS Energy of Jackson, Mississippi, and of Cooper Standard Auto, of Novi, Michigan, positions he has held since 1997 and 2004, respectively.

Director Independence Determinations

As of the date of this proxy statement, our Common Stock is trades on the OTCQX.  As such, we are not currently subject to corporate governance standards of exchange-listed companies, which require, among other things, that the majority of the board of directors be independent.  The OTCQX requires that we have at least two independent directors, which are defined as persons other than (1) an executive officer or employee of the Company or (2) individuals having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

James Holden, David C. Schembri and Kenneth L. Way are considered independent directors under the above definition.

Board of Directors’ Responsibilities and Committees

The Board of Directors’ primary responsibility is to seek to maximize long-term shareholder value.  The Board of Directors selects our management, monitors management and Company performance, and provides advice and counsel to management.  Among other things, the Board of Directors regularly reviews our business strategy and approves our budget.  In fulfilling the Board of Directors’ responsibilities, non-employee directors have full access to our management, external auditors and outside advisors.

Elio Motors, Inc. Proxy Statement - Page 5

While the Board now has an Audit Committee, the entire board acted on various items during the 2015 fiscal year.

Audit Committee.  An Audit Committee Charter has been adopted and provides that the primary purposes of the Audit Committee are to oversee the following:  (i) the integrity of the Company’s financial statements and financial reporting process, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the registered public accounting firm’s qualifications, independence and performance, and (iv) the Company’s systems of disclosure controls and procedures.  The Audit Committee Charter may be found on our website, at http://www.eliomotors.com/corporate/proxy.html.  Our independent directors, Messrs. Holden, Schembri and Way, are members of the Audit Committee.

Compensation of Directors

We do not compensate our directors for attendance at meetings.  We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.  We have no long-term incentive plans.

Conflicts of Interest and Related Party Transactions

Our officers and directors are now and may in the future become shareholders, officers or directors of other companies, which may be formed for the purpose of engaging in business activities similar to us.  Accordingly, direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of us or other entities.  Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise.  Currently, we do not have a right of first refusal pertaining to opportunities that come to their attention and may relate to our business operations.

Our officers and directors are, so long as they are our officers or directors, subject to the restriction that all opportunities contemplated by our plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that they are affiliated with on an equal basis.  A breach of this requirement will be a breach of the fiduciary duties of the officer or director.  If we or the companies with which the officers and directors are affiliated both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity.  However, all directors may still individually take advantage of opportunities if we should decline to do so.  Except as set forth above, we have not adopted any other conflict of interest policy with respect to such transactions.

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

Paul Elio and ESG Engineering.  The original design for the Elio was conceived by Paul Elio and Elio Engineering, Inc., dba ESG Engineering, a company partially owned and controlled by Paul Elio.  ESG Engineering transferred all rights to the design to the Company, valued at $5,000,000, as consideration for 25,000,000 shares of common stock in the Company.  In addition, we assumed approximately $1,277,187 of payables that ESG Engineering had incurred on behalf of Elio Motors.  At December 31, 2015 and 2014, these outstanding payables were $-0- and $164,827, respectively.  ESG Engineering transferred 12,250,000 shares of common stock in the Company to Paul Elio in November 2012 in consideration for his services in forming and organizing Elio.

Elio Motors, Inc. Proxy Statement - Page 6

Transfer of Consumer Financing Rights.  In 2012, we transferred the right to provide consumer financing for the purchase of the Elio to Carr Finance Company, LLC in consideration of Paul Elio’s efforts to devote his time and attention to developing the business of the Company with only limited compensation.  Mr. Elio is a member of Carr Finance Company, LLC.

Guaranty of Loan Repayment Provided by Stuart Lichter; Loan from CH Capital Lending.  On February 28, 2013, in connection with the acquisition of certain machinery and equipment at the Shreveport facility, we entered into a promissory note with GemCap Lending I, LLC for $9,850,000, the payment of which is secured by a first lien on our equipment at the Shreveport facility.  Stuart Lichter personally guaranteed the payment of this note.  CH Capital Lending, LLC purchased the loan from GemCap on August 1, 2014.  CH Capital Lending is an affiliate of Stuart Lichter.  On July 31, 2015, we entered into a forbearance agreement with CH Capital Lending in which CH Capital Lending has agreed to forbear on enforcing the payment of this note until July 31, 2016.

Lease with Shreveport Business Park, LLC.  Our equipment is located in a plant in Shreveport, Louisiana, which is leased by Shreveport Business Park, LLC, an entity owned and controlled by Stuart Lichter, one of Elio’s directors and significant stockholders.  We entered into an agreement with Shreveport Business Park in December 2013 to sublease 997,375 square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month.  Since December 2013, the Company has been obligated to pay taxes, insurance expenses and common expenses with respect to this space and is past due in paying these amounts.  On July 31, 2015, we entered into an amendment to the lease which extended the base rent commencement date to February 1, 2016 and deferred payment of the base rent for the period February 1, 2016 through July 31, 2016 until August 1, 2016.

Advances to Paul Elio.  During 2015 and 2014, we advanced a total of $328,014 and $74,966, respectively, to Paul Elio, our Chief Executive Officer.  The advance accrued interest at the Federal Funds rate per annum, is due on demand and is reflected on the balance sheets as other current assets.  Full repayment of principal and interest was made by Mr. Elio on May 3, 2016.

Loans Made by Stuart Lichter.  Stuart Lichter has made several loans to us, the proceeds of which were used for working capital and to pay amounts owed to GemCap Lending I, LLC.  The promissory notes evidencing the loans are as follows:
Date	Amount	Maturity	Payment Terms	Interest Expense for 2015	Interest Expense for 2014
March 6, 2014	$1,000,500	January 31, 2017	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $500 drawn March 6, 2014; $1,000,000 drawn December 2, 2014	$101,440	$8,097
May 30, 2014	$300,000	January 31, 2017	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn May 30, 2014; $200,000 drawn November 10, 2014	$30,416	$8,806
June 19, 2014	$600,000	January 31, 2017	Secured by Elio Motors’ reservation accounts and deposit held by Racer Trust; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn April 17, 2014; $500,000 drawn June 20, 2014	$60,834	$34,111

Elio Motors, Inc. Proxy Statement - Page 7

In addition to the loans described in the table above, during 2015, Mr. Lichter purchased convertible subordinated secured notes due September 30, 2022 in the aggregate principal amount of $1,955,000 on the same terms offered to other accredited investors in this offering made pursuant to Rule 506(c) under the Securities Act of 1933.  These notes are convertible into shares of our common stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share.

Options Granted to Stuart Lichter.  In consideration for the March 6, 2014 loan of $1,000,500 and the guaranty of the $9,850,000 loan originally made to us by GemCap Lending I, LLC, we granted Stuart Lichter an option to purchase a number of shares of common stock in Elio Motors sufficient to give him a 5% ownership interest, exclusive of his existing ownership (the “5% Option”).  Mr. Lichter may exercise the 5% Option at any time and from time to time until December 15, 2024 for $7,500,000.

We granted a second option to Mr. Lichter in consideration of the May 30, 2014 loan of $300,000.  This second option permits Mr. Lichter to purchase a number of shares of common stock in Elio Motors sufficient to give him a 2% ownership interest, exclusive of his existing ownership (the “2% Option”).  Mr. Lichter may exercise the 2% Option at any time and from time to time until June 29, 2025 for $3,000,000.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED ABOVE.

PROPOSAL TWO
APPROVAL OF THE ELIO MOTORS, INC.
2016 STOCK OPTION PLAN

At the Annual Meeting, shareholders will be asked to approve the Elio Motors, Inc. 2016 Incentive and Nonstatutory Stock Option Plan (the “2016 Stock Option Plan”), which was adopted, subject to shareholder approval, by the board of directors on April 25, 2016.

We believe that incentives and stock-based awards focus employees on the objective of creating shareholder value and promoting the success of the company, and that incentive compensation plans like the proposed 2016 Stock Option Plan are an important attraction, retention and motivation tool for participants in the plan.

Summary Description of the 2016 Stock Option Plan

The principal terms of the 2016 Stock Option Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2016 Stock Option Plan, which appears as Appendix I to this Proxy Statement.

The 2016 Stock Option Plan is intended to (i) encourage ownership of shares by our employees and directors and certain consultants to the company; (ii) induce them to work for the benefit of the company; and (iii) provide additional incentive for such persons to promote the success of the company.

Our board of directors or one or more committees of two or more disinterested directors appointed by our board of directors will administer the 2016 Stock Option Plan, which permits the granting of options to purchase up to 2,000,000 shares of common stock.

Persons eligible to receive awards under the 2016 Stock Option Plan include employees, officers and directors of the company, and certain consultants and advisors to the company.

Elio Motors, Inc. Proxy Statement - Page 8

The board of directors or committee may amend, suspend or discontinue the 2016 Stock Option Plan at any time or from time to time; provided that no action of the board shall adversely affect any rights under stock options already granted.  No amendment to the 2016 Stock Option Plan can be made to the extent such approval is required by applicable provisions of the Internal Revenue Code, the rules of any applicable stock exchange, or applicable provisions of federal securities laws or state corporate and securities laws.

The 2016 Stock Option Plan contains provisions for proportionate adjustment of the number of shares for outstanding options and the option price per share in the event of stock dividends, recapitalizations, stock splits or combinations.

Each option granted under the 2016 Stock Option Plan will be evidenced by a written option agreement between us and the optionee.  The option price of any incentive stock option or any non-qualified stock option may be not less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted to a person owning more than 10% of the total combined voting power of the common stock will have an option price of not less than 110% of the fair market value per share on the date of grant.  “Fair Market Value” per share as of a particular date is defined in the 2016 Stock Option Plan as the closing sales price of our common stock (or the closing bid, if no sales were reported), as reported on a national securities exchange or automated quotation system.  If none, the Fair Market Value shall be the mean between the high bid and low asked prices for the common stock.  In the absence of an established market for the common stock, the value shall be determined by the board or committee in its discretion in good faith.

The exercise period of incentive stock options or non-qualified options granted under the 2016 Stock Option Plan may not exceed ten years from the date of grant thereof.  Incentive stock options granted to a person owning more than ten percent of the total combined voting power of our common stock will be for no more than five years.

The board or committee has the authority to determine the provisions, terms and conditions of each option including, but not limited to, a vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment, payment contingencies and satisfaction of any performance criteria.

To exercise an option, the optionee must pay the full exercise price in cash, by check or such other legal consideration as may be approved by the board or committee.  Such other consideration may consist of shares of common stock having a fair market value equal to the option price, cashless exercise, a personal recourse note, or in a combination of cash, shares, cashless exercise and a note, subject to approval of the board or committee.

Options granted under the 2016 Stock Option Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. An option may not be exercised unless the optionee then is an employee, consultant, officer, or director of our company or its subsidiaries, and unless the optionee has remained continuously as an employee, consultant, officer, or director of our company since the date of grant of the option.  An option may be exercised after the termination of an optionee’s continuous service only to the extent provided in the optionee’s option agreement.

Federal Income Tax Consequences of Awards under the 2016 Stock Option Plan

The U.S. federal income tax consequences of the 2016 Stock Option Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2016 Stock Option Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

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With respect to nonqualified stock options, the company is generally entitled to deduct, and the participant recognizes, taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF THE 2016 STOCK OPTION PLAN.

OTHER MATTERS

Shareholder Proposals

Proposals by shareholders for possible inclusion in the Company’s proxy materials for presentation at the next annual meeting of shareholders must be received by the Secretary of the Company in accordance with the provisions of the Company’s Amended and Restated Bylaws, which may be accessed at:  http://www.sec.gov/Archives/edgar/data/1531266/000121465915006359/ex2_2.htm

Communications to the Board of Directors

Our board of directors maintains a process for shareholders and interested parties to communicate with the board.  Shareholders may write to the board c/o Corporate Secretary, Elio Motors, Inc., 2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016.  Communications addressed to individual board members and clearly marked as shareholder communications will be forwarded by the Corporate Secretary unopened to the individual addressees.  Any communications addressed to the board of directors and clearly marked as shareholder communications will be forwarded by the Corporate Secretary unopened to the Chairman of the Board.

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Appendix I

ELIO MOTORS, INC.
2016 INCENTIVE AND NONSTATUTORY STOCK OPTION PLAN

1.
Purposes of the Plan. The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company’s business.

2.
Definitions. The following definitions shall apply as used herein and in the individual Option Agreements except as defined otherwise in an individual Option Agreement. In the event a term is separately defined in an individual Option Agreement, such definition shall supersede the definition contained in this Section 2.

(a)	“Administrator” means the Board or any of the Committees appointed to administer the Plan.

(b)	“Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

(c)
“Applicable Laws” means the legal requirements relating to the Plan and the Options under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Options granted to residents therein.

(d)
“Assumed” means that pursuant to a Corporate Transaction either (i) the Option continues to be maintained by the Company or (ii) the contractual obligations represented by the Option are assumed by the successor entity or its Parent in connection with the Corporate Transaction with equitable and appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Option and the exercise price thereof which preserves the intrinsic value of the Option existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Option.

(e)	“Board” means the Board of Directors of the Company.

(f)	“Change in Control” means a change in ownership or control of the Company effected through either of the following transactions:

(i)
the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding securities pursuant to a tender or exchange offer made directly to the Company’s stockholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such stockholders accept, or

(ii)
a change in the composition of the Board over a period of twelve (12) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

(g)           “Code” means the Internal Revenue Code of 1986, as amended.

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Appendix I

(h)	“Committee” means any committee composed of members of the Board appointed by the Board to administer the Plan.

(i)	“Common Stock” means the common stock of the Company, no par value per share.

(j)	“Company” means Elio Motors, Inc., an Arizona corporation, or any successor entity that adopts the Plan in connection with a Corporate Transaction.

(k)
“Consultant” means any person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(l)
“Continuing Directors” means members of the Board who either (i) have been Board members continuously for a period of at least twelve (12) months or (ii) have been Board members for less than twelve (12) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(m)
“Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. A Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in an individual Option Agreement). An approved leave of absence shall include sick leave, military leave or any other authorized personal leave. For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds three (3) months, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Nonstatutory Stock Option on the day three (3) months and one (1) day following the expiration of such three (3) month period.

(n)
“Corporate Transaction” means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(i)
a merger or consolidation of the Company in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(ii)	the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii)	the complete liquidation or dissolution of the Company;

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(iv)
any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the shares of Common Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger; or

(v)
acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(o)	“Director” means a member of the Board or the board of directors of any Related Entity.

(p)
“Disability” means such term (or word of like import) as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, “Disability” means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(q)
“Employee” means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

(r)	“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor thereto.

(s)	“Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i)
If the Common Stock is listed on one or more established stock exchanges or national market systems, including without limitation the New York Stock Exchange, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Common Stock is listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

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Appendix I

(ii)
If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such stock as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)	In the absence of an established market for the Common Stock of the type described in (i) and (ii) above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(t)	“Grantee” means an Employee, Director or Consultant who receives an Option under the Plan.

(u)	“Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(v)	“Nonstatutory Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

(w)	“Officer” means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x)	“Option” means an option to purchase Shares pursuant to an Option Agreement granted under the Plan.

(y)
“Option Agreement” means the written agreement or other instrument evidencing the grant of an Option, including any amendments thereto. An Option Agreement may be in the form of an agreement to be executed by both the Grantee and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments.

(z)	“Parent” means a “parent corporation”, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(aa)	“Plan” means this Elio Motors, Inc. 2016 Incentive and Nonstatutory Stock Option Plan.

(bb)	“Related Entity” means any Parent or Subsidiary of the Company.

(cc)
“Replaced” means that pursuant to a Corporate Transaction the Option is replaced with a comparable stock award or a cash incentive award or program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the intrinsic value of such Option existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Option. The determination of Option comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

(dd)	“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

(ee)	“Share” means a share of the Common Stock.

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Appendix I

(ff)	“Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.           Stock and Cash Subject to the Plan.

(a)
Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Options is 2,000,000 Shares. The Shares to be issued pursuant to Options may be authorized, but unissued, or reacquired Common Stock.

(b)
Shares that actually have been issued under the Plan pursuant to an Option shall not be returned to the Plan and shall not become available for future issuance under the Plan. To the extent an Option (or portion thereof) is forfeited, canceled or expires (whether voluntarily or involuntarily), the Shares subject to the forfeited, canceled or expired portion thereof shall also not be returned to the Plan and shall not become available for future issuance under the Plan. Any Shares covered by an Option which are surrendered (i) in payment of the Option exercise price (including pursuant to the “net exercise” of an option pursuant to Section 7(b)(v)) or (ii) in satisfaction of tax withholding obligations incident to the exercise of an Option shall be deemed to have been issued for purposes of determining the maximum number of Shares which may be issued pursuant to all Options under the Plan.

4. Administration of the Plan.

(a)	Plan Administrator.

(i)
Administration with Respect to Directors and Officers. With respect to grants of Options to Directors or Officers, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii)
Administration With Respect to Consultants and Other Employees. With respect to grants of Options to Employees or Consultants who are neither Directors nor Officers, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board or Committee may also authorize one or more Officers to administer the Plan with respect to Options to Employees or Consultants who are neither Directors nor Officers (and to grant such Options) and may limit such authority as the Board or Committee, as applicable, determines from time to time.

(iii)
Administration Errors. In the event an Option is granted in a manner inconsistent with the provisions of this subsection (a), such Option shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(b)
Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board or any Committee, the Administrator shall have the authority, in its discretion to do all things that it determines to be necessary or appropriate in connection with the administration of the Plan, including, without limitation:

(i)	to select the Employees, Directors and Consultants to whom Options may be granted from time to time hereunder;

(ii)	to determine whether, when and to what extent Options are granted hereunder;

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Appendix I

(iii)	to determine the number of Shares to be covered by each Option granted hereunder;

(iv)	to approve forms of Option Agreements for use under the Plan;

(v)	to determine the terms and conditions of any Option granted hereunder;

(vi)
to amend the terms of any outstanding Option granted under the Plan, provided that any amendment that would adversely affect the Grantee’s rights under an outstanding Option shall not be made without the Grantee’s written consent; provided, however, that an amendment or modification that may cause an Incentive Stock Option to become a Nonstatutory Stock Option shall not be treated as adversely affecting the rights of the Grantee. The reduction of the exercise price of any Option awarded under the Plan and canceling an Option at a time when its exercise price exceeds the Fair Market Value of the underlying Shares, in exchange for another Option or for cash, in each case, shall not be subject to stockholder approval;

(vii)	to prescribe, amend and rescind rules and regulations relating to the Plan and to define terms not otherwise defined herein;

(viii)
to construe and interpret the terms of the Plan, any rules and regulations under the Plan and Options, including without limitation, any notice of award or Option Agreement, granted pursuant to the Plan;

(ix)	to approve corrections in the documentation or administration of any Option;

(x)
to grant Options to Employees, Directors and Consultants employed outside the United States or to otherwise adopt or administer such procedures or subplans that the Administrator deems appropriate or necessary on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to further the purpose of the Plan; and

(xi)	to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator; provided that the Administrator may not exercise any right or power reserved to the Board. Any decision made, or action taken, by the Administrator or in connection with the administration of this Plan shall be final, conclusive and binding on all persons having an interest in the Plan. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any Officer or other Employee of the Company and such attorneys, consultants and accountants as it may select.

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Appendix I

(c)
Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees, members of the Board and any Officers or Employees to whom authority to act for the Board is delegated by the Administrator or the Company shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Option granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

5.
Eligibility. Nonstatutory Stock Options may be granted to Employees, Directors and Consultants as the Administrator may determine from time to time. Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company as the Administrator may determine from time to time. An Employee, Director or Consultant who has been granted an Option may, if otherwise eligible, be granted additional Options. Options may be granted to such Employees, Directors or Consultants who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time.

6.	Terms and Conditions of Options.

(a)
Designation of Option. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, an Option will qualify as an Incentive Stock Option under the Code only to the extent the $100,000 limitation of Section 422(d) of the Code is not exceeded. The $100,000 limitation of Section 422(d) of the Code is calculated based on the aggregate Fair Market Value of the Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company). For purposes of this calculation, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option. In the event that the Code or the regulations promulgated thereunder are amended after the date the Plan becomes effective to provide for a different limit on the Fair Market Value of Shares permitted to be subject to Incentive Stock Options, then such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

(b)
Conditions of Option. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Option including, but not limited to, the Option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon exercise of the Option, payment contingencies, and satisfaction of any performance criteria.

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(c)
Term of Option. The term of each Option shall be the term stated in the Option Agreement, provided, however, that the term of an Option shall be no more than ten (10) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

(d)
Transferability of Options. Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Nonstatutory Stock Options shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee, to the extent and in the manner authorized by the Administrator, but only to the extent such transfers are made to family members, to family trusts, to family controlled entities, to charitable organizations, and pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the Grantee. Unless otherwise agreed to by the Administrator, all vesting, exercisability and forfeiture provisions that are conditioned on the Grantee’s continued employment or service shall continue to be determined with reference to the Grantee’s employment or service (and not to the status of the transferee) after any transfer of a Nonstatutory Stock Option pursuant to this Section 6(d), and the responsibility to pay any taxes in connection with a Nonstatutory Stock Option shall remain with the Grantee notwithstanding any transfer other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Option in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.

(e)
Time of Granting Options. The date of grant of an Option shall for all purposes be the date on which the Administrator makes the determination to grant such Option, or such other later date as is determined by the Administrator.

7.	Option Exercise Price, Consideration and Taxes.

(a)	Exercise Price. The exercise price for an Option shall be as follows:

(i)	In the case of an Incentive Stock Option:

(A)
granted to an Employee who, at the time of the grant of such Incentive Stock Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

(B)
granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(ii)	In the case of a Nonstatutory Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

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Appendix I

(b)
Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise of an Option including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i)	cash;

(ii)	check;

(iii)
surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv)	payment through a broker-assisted cashless exercise program made available by the Company;

(v)	payment through a “net exercise” procedure established by the Company such that, without the payment of any funds, the Grantee may exercise the Option and receive the net number of Shares; or

(vi)	any combination of the foregoing methods of payment.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Option Agreement, or by other means, grant Options which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c)
Taxes. Upon exercise of an Option, if required by Applicable Law, the Company shall withhold or collect from the Grantee an amount sufficient to satisfy such tax obligations, including, but not limited to, by surrender of the whole number of Shares covered by the Option, if applicable, sufficient to satisfy the applicable tax withholding obligations incident to the exercise or vesting of an Option (calculated at the statutory minimum amount for such withholding).

8.	Exercise of Option.

(a)	Procedure for Exercise; Rights as a Stockholder.

(i)	Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Option Agreement.

(ii)
An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been made, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(v).

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Appendix I

(b)	Exercise of Option Following Termination of Continuous Service.

(i)
An Option may not be exercised after the termination date of such Option set forth in the Option Agreement and may be exercised following the termination of a Grantee’s Continuous Service only to the extent provided in the Option Agreement.

(ii)
Where the Option Agreement permits a Grantee to exercise an Option following the termination of the Grantee’s Continuous Service for a specified period, the Option shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Option, whichever occurs first.

(iii)
Any Option designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee’s Continuous Service shall convert automatically to a Nonstatutory Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Option Agreement.

9.	Conditions Upon Issuance of Shares.

(a)
If at any time the Administrator determines that the delivery of Shares pursuant to the exercise of an Option is or may be unlawful under Applicable Laws, the vesting or right to exercise an Option or to otherwise receive Shares pursuant to the terms of an Option shall be suspended until the Administrator determines that such delivery is lawful and shall be further subject to the approval of counsel for the Company with respect to such compliance. The Company shall have no obligation to effect any registration or qualification of the Shares under federal or state laws.

(b)
The Administrator may provide that the Shares issued upon exercise of an Option shall be subject to such further agreements, restrictions, conditions or limitations as the Administrator in its discretion may specify prior to the exercise of such Option, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Shares issued upon exercise of such Option (including the actual or constructive surrender of Shares already owned by the Grantee) or payment of taxes arising in connection with an Option. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Grantee or other subsequent transfers by the Grantee of any Shares issued under an Option, including without limitation (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by the Grantee and holders of other Company equity compensation arrangements, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers, and (iv) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

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Appendix I

10.
Adjustments Upon Changes in Capitalization. Subject to any required action by the stockholders of the Company and Section 11 hereof, the number of Shares covered by each outstanding Option, and the number of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Option, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, (iii) any other transaction with respect to Common Stock including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration” or (iv) any distribution of cash or other assets to stockholders other than a normal cash dividend (collectively “adjustments”). Any such adjustments to outstanding Options will be effected in a manner that precludes the enlargement of rights and benefits under such Options and shall be designed to comply with Sections 409A and 424 of the Code (to the extent applicable). In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the exercise of Options during certain periods of time. Such adjustments shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Option.

11.	Corporate Transactions and Changes in Control.

(a)
Termination of Option to Extent Not Assumed in Corporate Transaction. Effective upon the consummation of a Corporate Transaction, all outstanding Options under the Plan shall terminate. However, all such Options shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

(b)	Acceleration of Option Upon Corporate Transaction or Change in Control.

(i)
Corporate Transaction. Except as provided otherwise in an individual Option Agreement, in the event of a Corporate Transaction, for the portion of each Option that is neither Assumed nor Replaced, such portion of the Option shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value) for all of the Shares at the time represented by such portion of the Option, immediately prior to the specified effective date of such Corporate Transaction, provided that the Grantee’s Continuous Service has not terminated prior to such date.

(ii)
Change in Control. Except as provided otherwise in an individual Option Agreement, in the event of a Change in Control (other than a Change in Control which also is a Corporate Transaction), each Option which is at the time outstanding under the Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value), immediately prior to the specified effective date of such Change in Control, for all of the Shares at the time represented by such Option, provided that the Grantee’s Continuous Service has not terminated prior to such date.

Appendix I to Elio Motors, Inc. Proxy Statement – 2016 Incentive and Nonstatutory Stock Option Plan - Page 11

Appendix I

(c)
Effect of Acceleration on Incentive Stock Options. Any Incentive Stock Option accelerated under this Section 11 in connection with a Corporate Transaction or Change in Control shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded.

12.
Effective Date and Term of Plan. Subject to approval of the Plan by the stockholders of the Corporation prior to 12 months following the date of grant of the first Option hereunder, this Plan shall be deemed effective as of the date it is adopted by the Board. It shall continue in effect for a term of ten (10) years unless sooner terminated. Subject to Applicable Laws, Options may be granted under the Plan upon its becoming effective.

13.	Amendment, Suspension or Termination of the Plan.

(a)
The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s stockholders to the extent such approval is required by Applicable Laws.

(b)	No Option may be granted during any suspension of the Plan or after termination of the Plan.

(c)	No suspension or termination of the Plan (including termination of the Plan under Section 12, above) shall adversely affect any rights under Options already granted to a Grantee.

14.
Limitation of Liability. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15.
No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or a Related Entity to terminate the Grantee’s Continuous Service at any time, with or without cause including, but not limited to, Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee’s Continuous Service has been terminated for Cause for the purposes of this Plan.

16.
No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Options shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a “Retirement Plan”, “Pension Plan” or “Welfare Plan” under the Employee Retirement Income Security Act of 1974, as amended.

Appendix I to Elio Motors, Inc. Proxy Statement – 2016 Incentive and Nonstatutory Stock Option Plan - Page 12

Appendix I

17.
Unfunded Obligation. Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee’s creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

18.
Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

19.
Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board, the submission of the Plan to the stockholders of the Company for approval, nor any provision of the Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of Options otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

20.
Governing Law. This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of Arizona to the extent not preempted by federal law. Any reference in this Plan or in the agreement or other document evidencing any Options to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

The foregoing 2016 Incentive and Nonstatutory Stock Option Plan (consisting of 13 pages, including this page) was duly adopted and approved by the Board of Directors on April 25, 2016.

/s/ Connie Grennan
Connie Grennan,
Secretary

Appendix I to Elio Motors, Inc. Proxy Statement – 2016 Incentive and Nonstatutory Stock Option Plan - Page 13

PROXY – ELIO MOTORS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF ELIO MOTORS, INC.

Paul Elio or Connie Grennan, or any of them, each with the power of substitution, are hereby authorized to represent and vote on the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the annual meeting of stockholders to be held on May 23, 2016, and any adjournments thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder.  If no directions are given, this proxy will be voted for the matters set forth below.  The proxy holders named will vote in their discretion on any other matter that may properly come before the meeting.

1.	ELECTION OF DIRECTORS - The Board of Directors recommends a vote FOR the listed nominees.
	FOR	WITHHOLD		FOR	WITHHOLD
Paul Elio	☐	☐	Stuart Lichter	☐	☐
James Holden	☐	☐	David C. Schembri	☐	☐
Hari Iyer	☐	☐	Kenneth L. Way	☐	☐

Cumulative Voting – If you wish to allocate your votes among the nominees using cumulative voting, do not check any of the boxes above, but instead, check the “Cumulate” box below and indicate in the space provided below the number of votes you wish to cast for each nominee (the maximum number of votes you may allocate is the number of shares owned multiplied by 6).

Cumulate ☐
	NUMBER OF VOTES		NUMBER OF VOTES
Paul Elio		Stuart Lichter
James Holden		David C. Schembri
Hari Iyer		Kenneth L. Way

2.	ADOPTION OF THE ELIO MOTORS, INC. 2016 STOCK OPTION PLAN – The Board of Directors recommends a vote FOR the proposal.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	In their discretion, to transact such other business as may properly come before the meeting and any adjournments thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. Your signature below should conform to the name in which the shares are held.  When shares are held by joint tenants, both must sign.  When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such.  If a corporation, please sign in full corporate name by president or other authorized officer.  If a partnership, please sign in partnership name by authorized person.

Signature 1 – Please keep Signature within the box	Signature 2 – Please keep Signature within the box	Date (mm/dd/yyyy)
[_________________________]	[_________________________]	[______/________/________]

Please mark, sign, date and return this proxy promptly by (1) faxing to (480) 207-2174 Attn: Investor Relations; (2) mailing to Elio Motors, Inc. 2942 North 24th Street, Suite 114-700 Phoenix, AZ 85016 Attn: Investor Relations; or (3) scanning and emailing to InvestorRelations@eliomotors.com